Exhibit 99.1

NXT ENERGY SOLUTIONS ANNOUNCES FILING OF 2014 YEAR-END RESULTS
 AND UPCOMING INVESTOR CONFERENCE CALL UPDATE

CALGARY, ALBERTA, April 30, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC QB:NSFDF) advises that its financial and operating results for the fiscal year ended December 31, 2014 have been filed in Canada on SEDAR at www.sedar.com, at will be available shortly in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s 2014 audited consolidated financial statements and related management’s discussion and analysis (“MD&A”).

George Liszicasz, President and CEO of NXT Energy, noted “2014 was a very important year for NXT, as we made significant progress with new clients and several large client prospects, enhanced  the protection of our proprietary Intellectual Property, and very importantly, we significantly advanced the development of our “Vertical” business model.  In 2014, our revenues increased 46% from 2013, and our projects had higher operating profitability.  We are pleased with the momentum of our ongoing business development initiatives that have resulted in recent contract awards in 2015 and the expectation of significant revenue growth. We look forward to updating our investor base on these developments very shortly.”

NXT Energy advises that it will host a brief investor and media conference call on Thursday May 7, 2015 at 2:10 pm MST (4:10 pm EST) to discuss the status of recent business development initiatives.  Interested parties are invited to participate in this call, by using one of the applicable numbers below:

604-681-8564 Vancouver
403-532-5601 Calgary or International
416-623-0333 Toronto
Toll Free:	1-855-353-9183 from Canada and USA

Participant Pass Code: 36501 - please enter this code followed by the "#" (pound) sign

Highlights of Financial Results

Summary highlights of NXT’s 2014 year-end financial statements (with comparative figures for the year ended December 31, 2013) are as follows:

(all in Canadian $)	2014	2013

Survey revenues	$3,913,367	$2,684,095
Survey expenses	431,518	1,632,159
General & administrative expenses	4,132,108	4,112,787
Amortization and other expenses, net	870,302	509,664
Increase (decrease) in fair value of US$ Warrants	42,800	1,371,500
	5,476,728	7,626,110
(Loss) before income taxes	(1,563,361)	(4,942,015)
Income tax expense	-	399,546
Income (loss) for the year	(1,563,361)	(5,341,561)

(Loss) per common share – basic	(0.04)	(0.13)
(Loss) per common share – diluted	(0.04)	(0.13)

# of common shares outstanding as at end of the year	44,958,843	42,418,326
Weighted average # of common shares outstanding for the year	44,375,540	41,660,190

Cash provided by (used in):
Operating activities:
Net (loss) for the year	(1,563,361)	(5,341,561)
Add back non-cash items, net	753,402	1,951,731
	(809,959)	(3,389,830)
Net change in non-cash working capital balances	(2,771,227)	2,614,872
Net cash (used in) operating activities	(3,581,186)	(774,958)
Financing activities	3,024,061	1,077,456
Investing activities	(2,711,867)	(2,035,465)
Net cash inflow (outflow)	(3,268,992)	(1,732,967)
Cash and cash equivalents, beginning of year	3,319,627	5,052,594
Cash and cash equivalents, end of year	50,635	3,319,627

Cash and cash equivalents	50,635	3,319,627
Short-term investments	5,173,430	2,449,450
Total cash and short-term investments	5,224,065	5,769,077

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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